PRESS RELEASE

Press Release No. 08-03

METALLICA RESOURCES ANNOUNCES YEAR END 2007 FINANCIAL
RESULTS CONFERENCE CALL AND WEB CAST

TORONTO, ONTARIO -- (Marketwire – March 11, 2008) - Metallica Resources Inc. (TSX:MR) (AMEX:MRB) announces that it will host a conference call on Friday, March 14th at 10:00 a.m. MST (12:00 p.m. EST) to review year end 2007 financial and operating results and provide an outlook for 2008.

To access the call, please dial 866-542-4236 or 416-641-6127. A live audio webcast of the conference call will be available on the home page of our website at www.metal-res.com.

A replay of the conference call will be available until 11:59 p.m. MST, Friday, March 28th 2008. The replay may be accessed on Metallica's website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800 followed by passcode 3251475.

Metallica Resources is a Canadian gold and silver producer. It currently has 93.1 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

For further information please contact:

Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com